August 26, 2016

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-3628

Attn:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Cardiome Pharma Corp.
Form 40-F for Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 000-29338

Dear Ms. Hayes:

Set forth below are the responses of Cardiome Pharma Corp., a corporation organized under the laws of Canada (the "Company"), to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff, dated August 16, 2016 (the "Comment Letter"), with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2015 filed with the Commission on March 29, 2016 (File No. 000-29338) (the "Form 40-F").

For the convenience of the Staff, the text of the Commission’s comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

1.	Based on management’s statement on the Q4 2015 Earnings Call concerning the size of BRINAVESS historical revenues, it appears that your other commercial product, AGGRASTAT, accounted for a significant majority of your FY2015 revenues. We note, however, that your Form 40-F disclosures do not quantify the revenues attributable to each of the two products or otherwise address the relative importance of each product to your business and historical operating results. In addition, your results of operations disclosure does not quantify the extent to which the decrease in AGGRASTAT revenues contributed to the 30% reduction in FY2015 revenues relative to the FY2014 period. Accordingly, please tell us the amount of FY2015 revenues attributable to AGGRASTAT and BRINAVESS as well as the amount of the FY2015 AGGRASTAT revenue decrease relative to the FY2014 period. Please also confirm that you will revise future filings, as applicable, to provide these revenue disclosures or explain why you believe these disclosures are not material to investors.

CARDIOME PHARMA CORP.

Tel: 604 677 6905 Fax: 604 677 6915 Toll Free: 1 800 330 9928

1441 Creekside Drive, 6th Floor, Vancouver BC, Canada V6J 4S7

Web: www.cardiome.com

Securities and Exchange Commission

August 26, 2016

Response: AGGRASTAT is currently the Company’s only significant product in terms of revenue generation (representing more than 90% of the Company’s revenue in each of 2015 and 2014) and BRINAVESS currently accounts for a small portion of the Company’s revenue. The Company believes the relative significance of AGGRASTAT to the Company’s revenue is evident to its shareholders (e.g., in the Form 40-F, the Company disclosed that its revenue increased to $30.0 million for the year ended December 31, 2014 from $4.5 million in 2013 primarily due to sales of AGGRASTAT). Because AGGRASTAT is currently the only significant product in terms of revenue generation, its other products being new to the market and representing a smaller portion of the market, the Company does not believe that quantifying the revenue attributable to each product is necessary or material to investors.

Moreover, because the BRINAVESS sales are currently not significant, the timing of BRINAVESS revenue can fluctuate greatly. The variations are due in particular to the fact that a portion of the Company’s sales are effected through distributors, which tend to place their orders in bulk, generally once a year, and in a manner giving them sufficient inventory for a long period of time (often over a few years). Because the Company’s sales are recorded at the time the distributors’ orders are delivered, the revenue is only recorded at that time and sales tend to vary significantly based on distributor activity. Therefore, a decrease in the BRINAVESS revenue does not necessarily mean that demand for the product is down. The demand could in fact be increasing as the numbers mostly reflect variations in the timing of distributors’ orders. Due to those fluctuations, the Company believes that if it were to report the breakdown of revenue between AGGRASTAT and BRINAVESS, investors could be misled in interpreting a decline of sales from one quarter as a failure to sell the particular product.

The Company does, however, acknowledge the Staff’s comment and confirms that it intends to provide additional disclosure in future filings to further clarify the significance of AGGRASTAT’s contribution to the Company’s revenue, and will consider including a quantitative breakout of BRINAVESS sales when sales become more significant.

With respect to the 30% reduction in FY2015 revenues relative to the FY2014 period, as set forth in the Company’s FY2015 MD&A, which forms a part of the Form 40-F, the decrease was due to foreign exchange translation on Euro denominated revenue ($2.0 million), the timing of distributor sales which included a distributor’s 2015 order ($1.7 million) being delayed to 2016, a decrease in AGGRASTAT sales due to generic competition versus the previous year and a reserve recorded against revenue in relation to disputed historical product returns with a distributor. The decrease in AGGRASTAT sales represented the majority of the decrease in revenues.

* * *

CARDIOME PHARMA CORP.

Tel: 604 677 6905 Fax: 604 677 6915 Toll Free: 1 800 330 9928

1441 Creekside Drive, 6th Floor, Vancouver BC, Canada V6J 4S7

Web: www.cardiome.com

Securities and Exchange Commission

August 26, 2016

The Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (604) 677-6905 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer Archibald
Jennifer Archibald
Chief Financial Officer

CARDIOME PHARMA CORP.

Tel: 604 677 6905 Fax: 604 677 6915 Toll Free: 1 800 330 9928

1441 Creekside Drive, 6th Floor, Vancouver BC, Canada V6J 4S7

Web: www.cardiome.com